Filed by Discovery Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Corporation: Discovery Holding Company
Commission File No.: 000-51205
Subject Corporation: Discovery Communications Holding, LLC
Commission File No.: none
Discovery Communications’ Shareholders Agree In Principle to Consolidate
Ownership Structure: A Message from John Hendricks and David Zaslav
[December 13, 2007]
It is our great privilege to announce that Discovery Holding Company and Advance/Newhouse have signed a nonbinding letter of intent to consolidate their ownership interests in Discovery Communications into a new public company. Upon completion of the transaction, which is expected to close in the second quarter of 2008, Discovery Communications will be wholly owned by the new public company.
For almost 23 years, Discovery Communications has successfully operated as a privately held company. Our entrepreneurial and creative culture has helped build a fantastic business with more than $3 billion in annual revenue and networks distributed in over 173 countries. Our brands are among the most valuable in all of media and our content is recognized as the highest quality and most trusted in the world.
Flexibility for Growth
The benefits of this transaction represent a bold and exciting new chapter in the Discovery story. The company will now have increased flexibility to drive innovation and pursue areas of strategic investment. Bolstered by a broader set of financing alternatives, Discovery will be stronger, more competitive and more opportunistic in pursuing targeted acquisitions that strengthen our position as the number one nonfiction media company in the world.
Increased Transparency and Clarity of Structure
The proposed transaction will also result in a clearer understanding of Discovery’s assets, operating performance, and balance sheet as our financials will be reported on a consolidated basis. This increased transparency will have the benefit of providing a more complete and compelling vision of our growth strategy and brand leadership.
Upon closing, Discovery Communications will operate under a new Board of Directors with a majority of independent directors. Discovery has benefited greatly from the long-standing partnership with Board members John Malone and Bob Miron. Their leadership, guidance and enthusiasm for Discovery have been critical over the past 23 years, and the senior management team is grateful to have their continued support and involvement in the company.
Focus on Operating Performance
Increased transparency to the public market can be expected to have a major impact on Discovery’s culture. This new reality will change how we act on behalf of the company, our ability to recruit and retain employees, and how we manage the financial levers that drive Discovery’s operating performance. The change will introduce a host of opportunities and challenges that mean more work and responsibility for each of us.
In the weeks ahead it will be a priority of senior management to provide relevant information so that the entire company is equipped to act in compliance with the rules and regulations that govern a public company. The company also will provide a series of seminars to give you more details about this process and the steps for all employees to follow. In the meantime, please revisit important Discovery policies including the Insider Trading Policy, Corporate Communications Policy, and the Code of Ethics and Ethics Hotline.
Externally, in connection with completing the transaction and following its closing, public investors will be receiving much more financial information about the company through proxy statements and other securities filings. Many of you will be participating in the development and verification of information, which will be included in these legal documents. Speed, accuracy and full disclosure will be essential as the company responds to the additional information demands placed on it as part of a public company.
We recognize that there will be strong interest in any future employee stock participation plan and the impact on the current Discovery Appreciation Plan (DAP). Senior management will be evaluating the choices available to the company and will report back on the options for employees over the coming months.
This proposed transaction is a major development for Discovery. With increased flexibility the company has a fantastic opportunity to strengthen our position as the number one nonfiction media company in the world. We are excited, energized and truly proud of all the great people working at Discovery. We look forward to the exciting journey ahead for all of us.
Thank you for your continued hard work, dedication and passion for this great company.

John Hendricks Founder & Chairman	David Zaslav President & CEO
Additional Information
Nothing in this communication shall constitute a solicitation to buy or an offer to sell shares of the new public company referenced above. The offer and sale of such shares in the proposed transaction will only be made pursuant to an effective registration statement. We urge you to read the registration statement, including the proxy statement/prospectus to be contained therein, to be filed with the SEC, because it will contain important information about the transactions. A copy of the registration statement and the proxy statement/prospectus, once filed, will be available free of charge at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Discovery Holding Company, 12300 Liberty

Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (720) 875-5408.
Participants in Solicitation
The directors and executive officers of Discovery Holding Company and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals to approve the transaction. Information regarding DHC’s (and the new public company’s) directors and executive officers and other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.